P.E. 1/31/02

1073238

02013395

FEB 06 2002

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2002

Pacific North West Capital Corp.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X__ Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__ No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
(Registrant)

Date: February 4, 2001

(Signature)*

Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

Pacific North West Capital Corp.
2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

TRADE SYMBOL TSE: PFN
OTC BB SYMBOL: PAWEF

Toll Free 1-800-667-1870 Fax: (604) 685-8045

Website: www.pfncapital.com

email: ir@pfncapital.com

News Release
January 14, 2002

ANGLO PLATINUM AND PACIFIC NORTH WEST CAPITAL CORP., FORM RIVER VALLEY PGM JOINT VENTURE

Pacific North West Capital Corp. (PFN) is pleased to announce that Anglo American Platinum Corporation Limited (Anglo Platinum) has formally elected to enter into a Joint Venture with PFN pertaining to the River Valley Project located near Sudbury, Ontario. Anglo Platinum has earned a 50% interest in this Project. Anglo Platinum can increase its interest to 60% by providing 100% of additional funding required to complete a feasibility study and subsequently to 65% by arranging 100% of the financing required to place the project into commercial production. Anglo Platinum has fur ther advised that it wishes PFN to continue as Project Manager for the River Valley Project.

Approved funding by Anglo Platinum for the 2002 River Valley Project exploration program is CDN$2,257,300. The Phase 5 drill program commenced in late November 200 1 and ten holes were completed prior to drilling ceasing temporarily for the holiday period.

On behalf of the Board of Directors

S.E.C. 12g(3) exemption # 82-4828
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Harry Barr, President

Pacific North West Capital Corp. **TSE** Trade Symbol: **PFN**
2303 West 41st Avenue, Vancouver, B.C. V6M 2A3 Telephone: (604) 685-1870 Fax: (604) 685-8045
Website: www.pfncapital.com **email: ir@pfncapital.com**
Toll Free 1-800-667-1870

News Release **January 21, 2002**

PACIFIC NORTH WEST CAPITAL CORP. INTERSECTS ADDITIONAL MINERALISATION AT RIVER VALLEY

Pacific North West Capital Corp. (PFN) is pleased to report significant assay values from the first nine drill holes from the Phase 5 drill program on the River Valley platinum group metal project. The Phase 5 program is part of a CDN $2.25 million exploration program, funded by Anglo American Platinum Corporation Limited (Anglo Platinum), which will include more that 20,000m (65,620 ft) of diamond drilling. PFN is the Manager of the River Valley Project.

Highlights:

- Mineralised zone expanded at Dana South
- Major I.P. anomaly delineated at Banshee Lake
- Major diamond drilling program currently in progress, part of CDN $2.25 million exploration budget

The Phase 5 drill program commenced in late November 2001. Ten holes (DL-55 to DL-64) were completed in the Dana Lake South area prior to the temporary cessation of drilling in late December for the holiday period. Drilling resumed in mid January with two rigs. One rig, located at Dana Lake South, is systematically drilling on sections aligned northeast and spaced at 25m to 50m intervals. The second rig is located 1.5km to the south at Lismers Ridge North and is completing earlier drilled sections and new sections associated with the known mineralisation in this area.

The objective of the current drilling is to significantly expand previously reported (Measured, Indicated and Inferred) mineral resources at Dana Lake (7.74mt @ 1.60g/t – Pd & Pt & Au) and Lismers Ridge (4.97mt @ 1.24g/t – Pd & Pt & Au).

The assay intersections reported below for nine holes (DL-55 to DL-63) are all from Dana Lake South.

DL-55 (30E/363.5S) 220m 45° Az/-45° dip

	From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t	Cu %	Ni %
	145.50	146.50	1.00	3.28	112	1332	4410	5854	5.85	0.17	0.03
	198.00	215.50	17.50	57.42	162	942	3388	4492	4.49	0.22	0.03
inc.	199.00	212.50	13.50	44.29	185	1145	4124	5454	5.45	0.25	0.04
inc.	210.50	212.85	2.35	7.71	221	1798	6001	8020	8.02	0.40	0.06

*PGM = Pd + Pt + Au
**n/a = not assayed

DL-56 (20E/329S) 236.2m 45° Az/-45° dip

	From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t	Cu %	Ni %
	188.25	196.00	7.75	25.43	40	245	962	1247	1.25	0.06	0.01
inc.	191.50	194.00	2.50	8.20	62	386	1656	2103	2.10	0.10	0.02

Continued to Page 2 of 3

PACIFIC NORTH WEST CAPITAL CORP. INTERSECTS ADDITIONAL MINERALISATION AT RIVER VALLEY

DL-57 (5E/316S) 215m 45° Az/-45° dip

	From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t	Cu %	Ni %
	181.00	193.00	12.00	39.37	161	775	2703	3640	3.64	0.19	0.03
inc.	183.50	190.50	7.00	22.97	196	1012	3475	4683	4.68	0.21	0.03

DL-58 (17W/298S) 194m 45° Az/-45° dip

	From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t	Cu %	Ni %
	146.30	174.00	27.70	90.88	110	641	2147	2898	2.90	0.16	0.03
inc	146.30	160.50	14.20	46.59	172	1054	3494	4720	4.72	0.24	0.04
inc	148.00	153.80	5.80	19.03	191	1328	4005	5524	5.52	0.29	0.05
inc	155.50	159.00	3.50	11.48	188	1256	4580	6024	6.02	0.28	0.03

DL-59 (42W/324S) 244m 45° Az/-45° dip

	From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t	Cu %	Ni %
	79.15	155.00	75.85	248.86	16	130	162	307	0.31	0.02	0.00
inc	79.15	80.00	0.85	2.79	28	1300	2600	3928	3.93	0.00	0.00
	174.00	175.00	1.00	3.28	15	514	2250	2779	2.78	0.01	0.01
	192.00	200.00	8.00	26.25	101	734	2292	3128	3.13	0.15	0.03
inc	193.00	197.00	4.00	13.12	136	1060	3433	4628	4.63	0.19	0.03

DL-60 (21W/346S) 248m 45° Az/-45° dip

	From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t	Cu %	Ni %
inc	194.20	214.50	20.30	66.60	88	478	1466	2033	2.03	0.15	0.02
	194.20	222.30	28.10	92.20	76	413	1288	1777	1.78	0.14	0.02
inc	202.00	210.50	8.50	27.89	123	738	2155	3016	3.02	0.21	0.03

DL-61 (0E/356S) 258m 45° Az/-45° dip

	From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t	Cu %	Ni %
	146.00	147.00	1.00	3.28	80	483	529	1092	1.09	0.22	0.03

DL-62 (9E/386S) 278m 45° Az/-45° dip

	From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t	Cu %	Ni %
	213.00	244.50	31.50	103.35	92	580	1852	2524	2.52	n/a	n/a
	216.50	238.50	22.00	72.18	107	707	2303	3118	3.12	n/a	n/a
	216.50	220.50	4.00	13.12	141	1400	4524	6065	6.06	n/a	n/a
	233.15	237.50	4.35	14.27	188	1023	3517	4729	4.73	n/a	n/a

DL-63 – (80E/311S) 143m 45° Az/-45° dip Anomalous PGM Values

Continued to Page 3 of 3

PACIFIC NORTH WEST CAPITAL CORP. INTERSECTS ADDITIONAL MINERALISATION AT RIVER VALLEY

PFN recently completed an IP survey in the Banshee Lake area a few hundred metres south of the Dana Lake South. **An extensive high chargeability anomaly has been delineated in this area which extends for 600m north – south and up to 200m east west.** This anomaly, which has yet to be fully delineated, correlates well with anomalous PGM values found in outcrop within a faulted offset block of the main mineralized breccia unit. IP surveys will shortly be expanded in this area. **This anomaly constitutes a prime drill target**, which will receive extensive testing as the Dana Lake drill rig moves progressively south.

The River Valley Project is part of a 50-50 Joint Venture between Anglo American Platinum Corporation Limited and Pacific North West Capital Corp. Anglo Platinum holds a 50% interest in the Project and may increase its interest to 65% by placing it into commercial production. The River Valley Project is located one hour to the east of Sudbury, Ontario. In addition to major copper and nickel production, Sudbury mines recover more than 700,000 ounces of platinum group metals each year. Sudbury is the site of two major smelters, owned by Inco Limited and Falconbridge Limited respectively. The Sudbury district has excellent infrastructure including roads, power, and an experienced mining work force. The qualified person for the River Valley Project is John Royall, P. Eng.

Anglo American Platinum Corporation Limited is also funding a second major exploration program managed by PFN, on the Agnew Lake PGM Property located west of Sudbury.

On behalf of the Board of Directors

Harry Barr

Harry Barr, President

S.E.C. 12g(3) exemption # 82-4828
The Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

For a copy of the map attachment, please visit our website at www.pfncapital.com

For further information, please call Toll Free 1-800-667-1870

Map Attachment to News Release dated January 21, 2002

Pacific North West Capital Corp. (PFN:TSE)


South Zone
FW
BX
IBZ
LU
contact
fault
South Zone (Phase 5)
- River Valley Project -
Current Drill Holes
Drill hole collar (P1-5)
LU = Layered Units
IBZ = Inclusion-Bearing Zone
BX = Breccia Zone
Pardo
Dana
Dana Lake Area
Banshee Lake Area
Mineralized Breccia (confirmed & projected)
Jana 562ppb
Varley 10.4g/t
Intrusive Contact
Confirmed Breccias & Mineralization
Azen Creek 4.2g/t
Jackson's Flats 655ppb
Razor 1.3g/t
River Valley Intrusion
Wonder 1.7g/t
Thomson 1.3g/t
PGM showings
Claim boundary
1000 m
Janes
McWilliams
Crerar